GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2004 AUG 26 A 11: 28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036516

16 August 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

New GKN PLC

Dear Sirs,

GKN plc - agrees sale of its 50% share in Aerosystems International Limited

For your information I enclose a copy of the above announcement.

Yours faithfully,

PROCESSED
AUG 27 2004
THOMSON FINANCIAL

David Pavey
Assistant Company Secretary

Encs.

Dlw 8/26

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

16 August 2004

GKN agrees sale of its 50% share in Aerosystems International Limited

GKN plc today announces that it has sold its 50% share in Aerosystems International Limited to its joint venture partner, BAE Systems (Operations) Limited, for the sum of £14.5 million in cash.

The proceeds of the sale will be applied against short-term debt.

Further enquiries:

GKN Corporate Communications
+ 44 (0) 20 7463 2354

ENDS